UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 7, 2016

PROQR THERAPEUTICS N.V.

Darwinweg 24

2333 CR Leiden

The Netherlands

Tel: +31 88 1667000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 7, 2016 ProQR Therapeutics N.V. issued a press release announcing its 2016 annual general meeting of shareholders and made available to its shareholders certain other materials in connection with such meeting.

Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: April 7, 2016	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated April 7, 2016

99.2	Notice of the 2016 Annual General Meeting of Shareholders

99.3	Explanatory Notes to the Agenda of the 2016 Annual General Meeting of Shareholders

99.4	Proxy Form